Exhibit (b)

October 16, 2001

Ranger Holding LLC
Ranger Merger Corporation
P.O. Box 152170
2727 Chemsearch Blvd.
Irving, Texas 75015

Attention:    Mr. Irvin Levy

             Re:    $130,000,000 Senior Secured Credit Facility

Mr. Levy:

Ranger Merger Corporation, a Delaware company (the “Borrower”) and a subsidiary of Ranger Holding LLC, a Delaware limited liability company (“Parent”) has advised Bank of America, N.A. (“Bank of America”) and Banc of America Securities LLC (“BAS”) that the Borrower intends to acquire (the “Transaction”) all of the outstanding capital stock of NCH Corporation (“PUBCO”) not currently owned by the controlling shareholders of PUBCO pursuant to a cash tender offer followed by a back-end merger of the Borrower and PUBCO. You have advised us that $130 million in senior debt financing in combination with a minimum of $50 million of PUBCO’s cash and equivalents (the “Cash Contribution”) will be required in order to effect the Transaction, to pay the related costs and expenses and to provide funds for general corporate purposes, and that no external financing other than the financing described herein will be required in connection with the Transaction. References herein to the “Transaction” shall include the financing described herein, the Cash Contribution, the refinancing of existing debt and all other transactions related to the Transaction.

Bank of America is pleased to offer to be the sole and exclusive administrative agent (in such capacity, the “Administrative Agent”) for a $130 million Senior Secured Credit Facility (the “Senior Credit Facility”) to the Borrower), and Bank of America is pleased to offer its commitment, and hereby commits, to lend all $130 million of the Senior Credit Facility, upon and subject to the terms and conditions of this letter and the Summary of Terms and Conditions attached hereto (the “Summary of Terms”). BAS is pleased to advise you of its willingness, as sole and exclusive Lead Arranger and Book Manager for the Senior Credit Facility, to form a syndicate of financial institutions (the “Lenders”) reasonably acceptable to you for the Senior Credit Facility.

Bank of America will act as sole and exclusive Administrative Agent for the Senior Credit Facility and BAS will act as sole and exclusive Lead Arranger and Book Manager for the Senior Credit Facility. No additional agents, co-agents or arrangers will be appointed and no other titles will be awarded without our prior written approval.

BAS intends to commence syndication efforts promptly, and you agree to actively assist BAS in achieving a syndication of the Senior Credit Facility that is reasonably satisfactory to it. Such assistance shall include (a) your providing and causing your advisors to provide us and the other Lenders upon request with all information reasonably deemed necessary by us to complete syndication; (b) assistance in the preparation of an Offering Memorandum to be used in connection with the syndication; (c) your using reasonable efforts to assist BAS with your existing lending and investment banking relationships in connection with BAS’s syndication efforts; and (d) otherwise assisting us in our syndication efforts, including by making senior management of the Borrower, PUBCO and its subsidiaries available from time to time to attend and make presentations regarding the business and prospects of the Borrower, PUBCO and its subsidiaries, as reasonably necessary, at one or more meetings of prospective Lenders.

Ranger Holding LLC
Ranger Merger Corporation
October 16, 2001

It is understood and agreed that Bank of America and BAS, after consultation with you, will manage and control all aspects of the syndication, including decisions as to the selection of proposed Lenders reasonably satisfactory to you and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders. It is understood and agreed that no Lender participating in the Senior Credit Facility will receive compensation from you in order to obtain its commitment, except on the terms contained herein and in the Summary of Terms. It is also understood and agreed that the amount and distribution of the fees among the Lenders will be at our sole discretion.

The commitment of Bank of America hereunder and the agreement of BAS to provide the services described herein are subject to the agreement in paragraph 2 of the Fee Letter (defined below) and the satisfaction of each of the following conditions precedent in a manner reasonably acceptable to us: (a) each of the terms and conditions set forth herein and in the Summary of Terms; (b) the completion of all due diligence with respect to the Borrower and its subsidiaries in scope and determination reasonably satisfactory to us (including but not limited to, information regarding litigation, tax, accounting, labor, insurance, pension liabilities, (actual or contingent), real estate leases, material contracts, debt agreements, property ownership, environmental matters, contingent liabilities and management of the Borrower, PUBCO and its subsidiaries) on or prior to November 9, 2001, it being agreed that (1) we are satisfied with the results of our due diligence investigation to date, (2) if we do not notify you in writing on or prior to November 9, 2001 that this condition has not been satisfied, it will be deemed satisfied, and such due diligence and the scope and determination thereof will be deemed satisfactory to us, and (3) if we do so notify you on or prior to November 9, 2001, you will be entitled to terminate this letter (but not the Fee Letter) by notice to us; (c) the absence of a material breach of any representation, warranty or agreement of the Borrower set forth herein; (d) our satisfaction that prior to and during the syndication of the Senior Credit Facility prior to the Closing thereof there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower, PUBCO or its subsidiaries; (e) the negotiation, execution and delivery of definitive documentation for the Senior Credit Facility consistent with the Summary of Terms and otherwise reasonably satisfactory to us; (f) the absence of any material adverse conditions arising after the date hereof in the loan syndication market or in the financial, banking or capital markets generally that, in our reasonable judgment, would impair the syndication of the Senior Credit Facility; (g) no change, occurrence or development that could reasonably be expected to have a material adverse effect on the business, assets, liabilities (actual or contingent), operations, condition (financial or otherwise) or prospects of the Borrower, PUBCO and its subsidiaries taken as a whole shall have occurred since April 30, 2001 or become known to us after the date hereof; and (h) our not becoming aware after the date hereof of any information or other matter which in our reasonable judgment is inconsistent in a material and adverse manner with any information or other matter disclosed to us by you or any of your representatives prior to the date hereof (in which case we may, in our sole discretion, suggest alternative financing amounts or structures that ensure adequate protection for the Lenders or terminate this letter and any commitment or undertaking hereunder).

You hereby represent, warrant and covenant that (a) all information, other than Projections (defined below), which has been or is hereafter made available to us or the Lenders by you or any of your representatives in connection with the transactions contemplated hereby (the “Information”) taken as a whole is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading, and (b) all financial projections, pro forma data, budgets, forecasts and other forward looking information concerning the Borrower, PUBCO and its subsidiaries that have been or are hereafter made available to us or the Lenders by you or any of your representatives (the “Projections”) have been or will be prepared in good faith based upon assumptions you believed to be reasonable at the time so prepared. You agree to furnish us with such Information and Projections as we may reasonably request and to supplement the Information and the Projections from time to time until the closing date for the Senior Credit Facility so that the representation, warranty and covenant in the preceding sentence is correct on such closing date. You understand that in arranging and syndicating the Senior Credit Facility, Bank of America and BAS will be using and relying on the Information and the Projections without independent verification thereof.

The terms of this letter, the Summary of Terms and the fee letter among you and us (the “Fee Letter”) are confidential and, except for disclosure on a confidential basis to your accountants, attorneys and other professional advisors retained by you in connection with the Senior Credit Facility or as may be required by law, may not be disclosed in whole or in part to any other person or entity without our prior written consent; provided, however, it is understood and agreed that (i) you may disclose the terms of this Commitment Letter, Summary of Terms and the Fee Letter on a confidential basis to PUBCO, including its board of directors and any committee thereof, in connection with the

Ranger Holding LLC
Ranger Merger Corporation
October 16, 2001

consideration of the Transaction and (ii) after your acceptance of this letter and the Fee Letter, you may disclose the terms of this letter and the Summary of Terms (but not the Fee Letter), including but not limited to, in filings with the SEC and other applicable regulatory authorities and stock exchanges, and in proxy and other materials disseminated to stockholders and other purchasers of securities of PUBCO.

The provisions of the immediately preceding three paragraphs shall remain in full force and effect regardless of whether any definitive documentation for the Senior Credit Facility shall be executed and notwithstanding the termination of this letter or any commitment or undertaking hereunder.

Bank of America and BAS, and their affiliates shall protect and safeguard the Confidential Information disclosed to it by the Borrower, PUBCO or its subsidiaries against unauthorized publication or disclosure to third parties other than in connection with the syndication of the Credit Facility and to those parties to whom Bank of America and BAS or their affiliates are required by law, regulatory agency or judicial or other governmental body to disclose the Confidential Information. “Confidential Information” shall include information concerning the business, affairs, financial condition and prospects of the Borrower, PUBCO or its subsidiaries that is furnished to Bank of America and BAS by or on behalf of the Borrower, PUBCO or its subsidiaries or Borrower’s, PUBCO’s or its subsidiaries’ directors, officers, employees, affiliates, representatives (including, without limitation, attorneys, accountants, and financial and other advisers) or agents of the Borrower, PUBCO or its subsidiaries. Confidential Information shall not include information which at the time of disclosure to Bank of America and BAS is available to the public, or which after such disclosure becomes available by publication or otherwise except as a result of a breach hereof. Bank of America and BAS and their affiliates will not use any of such information other than in connection with their evaluation, syndication and administration of the Senior Credit Facility.

This letter and the Fee Letter shall be governed by laws of the State of Texas. Each of us hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this letter, the Summary of Terms, the transactions contemplated hereby and thereby or the actions of Bank of America and BAS in the negotiation, performance or enforcement hereof.

This letter, together with the Summary of Terms and the Fee Letter, are the only agreements that have been entered into among us with respect to the Senior Credit Facility and set forth the entire understanding of the parties with respect thereto. This letter may be modified or amended only by the written agreement of all of us. This letter is not assignable by the Borrower without our prior written consent and is intended to be solely for the benefit of the parties hereto and the Indemnified Parties.

This offer will expire at 5:00 p.m. central time on October 16, 2001 unless you execute this letter and the Fee Letter and return them to us prior to that time (which may be by facsimile transmission), whereupon this letter and the Fee Letter (each of which may be signed in one or more counterparts) shall become binding agreements. Thereafter, this undertaking and commitment will expire on January 31, 2002 unless definitive documentation for the Senior Credit Facility is executed and delivered prior to such date.

THIS WRITTEN AGREEMENT (WHICH INCLUDES THE SUMMARY OF TERMS) AND THE FEE LETTER REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

Ranger Holding LLC
Ranger Merger Corporation
October 16, 2001

We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

BANK OF AMERICA, N.A

By:	/s/ Jeff Susman

Senior Vice President

BANC OF AMERICA SECURITIES LLC

By:	/s/ Gary L. Kahn

Managing Director

Accepted and Agreed to as of October 16, 2001:

RANGER MERGER CORPORATION

By:	/s/ Irvin L. Levy

President

RANGER HOLDING LLC

By:	/s/ Irvin L. Levy

President

Confidential	Ranger Merger Corporation

SUMMARY OF INDICATIVE TERMS AND CONDITIONS
RANGER MERGER CORPORATION
$130,000,000 SENIOR SECURED CREDIT FACILITY

BORROWER:	Ranger Merger Corporation, a Delaware corporation (the “Borrower”).

GUARANTORS:	The Senior Credit Facility (defined below) shall be guaranteed by all existing and future direct and indirect domestic subsidiaries of the Borrower (collectively, the “Guarantors”) upon consummation of the Transaction (in the case of existing subsidiaries). All guarantees shall be guarantees of payment and not of collection.

ADMINISTRATIVE AGENT:	Bank of America, N.A. (the “Administrative Agent” or “Bank of America”) will act as sole and exclusive administrative agent.

SOLE LEAD ARRANGER & BOOK MANAGER:	Banc of America Securities LLC (“BAS”).

LENDERS:	A syndicate of financial institutions (including Bank of America) arranged by BAS, which institutions shall be reasonably acceptable to the Borrower and the Administrative Agent (collectively, the “Lenders”).

SENIOR CREDIT FACILITY:	An aggregate principal amount of up to $130 million will be available upon the terms and conditions hereinafter set forth:

Revolving Credit Facility: $80 million revolving credit facility (the “Revolving Credit Facility”), which will include a sublimit for the issuance of letters of credit (each a “Letter of Credit”) and a sublimit for swing line loans (each a “Swing Line Loan”). Letters of Credit will be issued by Bank of America (in such capacity, the “Fronting Bank”) and Swing Line Loans will be made available by Bank of America, and each Lender will purchase an irrevocable and unconditional participation in each Letter of Credit and Swing Line Loan.

Term Loan Facility: $50 million term loan facility (the “Term Facility”).

The above credit facilities are collectively referred to herein as the “Senior Credit Facility”.

SWING LINE OPTION:	Swing Line Loans will be made available on a same day basis in an aggregate amount of up to $5,000,000 and in minimum increments of $250,000. The Borrower must repay each Swing Line Loan in full upon demand of the Swing Line Lender.

PURPOSE:	The proceeds of the Senior Credit Facility shall be used: (i) for working capital, capital expenditures, and other lawful corporate purposes; and (ii) to finance the Transaction.

Page 1	October 16, 2001

Confidential	Ranger Merger Corporation

CLOSING:	The execution of definitive loan documentation, to occur on or before January 31, 2002 (“Closing”).

INTEREST RATES:	As set forth in Addendum I.

MATURITY:	The Revolving Credit Facility shall terminate and all amounts outstanding thereunder shall be due and payable in full five (5) years from Closing.

The Term Facility shall be subject to repayment according to the Scheduled Amortization (defined below), with the final payment of all amounts outstanding thereunder being due and payable in full five (5) years from Closing.

AVAILABILITY/SCHEDULED AMORTIZATION:	Revolving Credit Facility: Loans under the Revolving Credit Facility (including Swing Line Loans) may be made, and Letters of Credit may be issued, on a revolving basis in each case subject to availability.

Term Facility: Loans made under the Term Facility will be available in a single borrowing at Closing. The Term Facility will be subject to quarterly amortization of principal, based upon the annual amounts set forth below (the “Scheduled Amortization”).

Annual Payment

Loan year 1 $ 8 million

Loan year 2 $ 9 million

Loan year 3 $10 million

Loan year 4 $11 million

Loan year 5 $12 million

SECURITY:	The Administrative Agent (on behalf of the Lenders) shall receive a first priority (subject to customary exceptions) perfected security interest in (i) all of the capital stock of the Borrower and each of the domestic subsidiaries (direct or indirect) of the Borrower and 65% of the issued and outstanding capital stock and of each direct foreign subsidiary of the Borrower, which capital stock shall not be subject to any other lien or encumbrance (other than any arising by operation of law); and (ii) all present and future accounts receivable and inventory of the Borrower and its Guarantor subsidiaries. Additionally, neither the Borrower nor any of its subsidiaries may enter into any other agreement or arrangement that prohibits such party from creating, assuming or incurring a lien on any of their assets.

The foregoing security shall ratably secure the Senior Credit Facility and any interest rate swap/foreign currency swap or similar

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Confidential	Ranger Merger Corporation

agreements with a Lender or its affiliates under the Senior Credit Facility.

MANDATORY PREPAYMENTS AND COMMITMENT REDUCTIONS:	In addition to the Scheduled Amortization, the Senior Credit Facility will be prepaid by an amount equal to (i) 100% of the net cash proceeds of all asset sales by the Borrower or any subsidiary of the Borrower (including sales of stock of subsidiaries), subject to de minimus baskets and other exceptions and reinvestment provisions to be agreed upon and net of selling expenses, taxes and other customary amounts; (ii) 100% of the net cash proceeds from the issuance of any debt (excluding permitted debt to be agreed) by the Borrower or any of its subsidiaries; and (iii) 100% of the net cash proceeds from the issuance to third parties of equity by the Borrower. Prepayments shall be applied pro rata to reduce the Term Facility payments ratably.

OPTIONAL PREPAYMENTS & COMMITMENT REDUCTIONS:	The Borrower may prepay the Senior Credit Facility in whole or in part at any time without premium or penalty, subject to customary reimbursement of the Lenders’ breakage costs in the case of prepayment of LIBOR borrowings during an Interest Period. The unutilized portion of any commitment under the Senior Credit Facility in excess of the Swing Line Loans and the stated amount of all Letters of Credit may be irrevocably canceled by the Borrower in whole or in part.

CONDITIONS PRECEDENT TO CLOSING:	The Closing (and the initial funding) of the Senior Credit Facility will be subject to satisfaction of the conditions precedent customary for transactions of this type and reasonably deemed appropriate by the Administrative Agent and the Lenders including, but not limited to, the following:

(i) The Administrative Agent’s reasonably satisfactory review of all documentation relating to the Transaction (the “Transaction Documents”). The Transaction Documents shall have been consummated in accordance with the terms thereof in all material respects and in compliance in all material respects with applicable law and regulatory approvals. The Transaction Documents shall not have been altered, amended or otherwise changed or supplemented or any condition therein waived in any material respects without the prior written consent of the Administrative Agent.

(ii) The negotiation, execution and delivery of definitive documentation for the Senior Credit Facility reasonably satisfactory to BAS, the Administrative Agent and the Lenders, which shall include, without being limited to (a) reasonably satisfactory opinions of counsel to the Borrower and each Guarantor and such other customary closing documents as the Administrative Agent shall reasonably request and (b) reasonably satisfactory evidence that the Administrative Agent (on behalf of the Lenders) holds a perfected, first priority (subject to customary exceptions) lien

Page 3	October 16, 2001

Confidential	Ranger Merger Corporation

in all of the collateral for the Senior Credit Facility, subject to no other liens except for permitted liens to be determined.

(iii) Receipt and reasonably satisfactory review by the Administrative Agent of the consolidated financial statements of PUBCO and its subsidiaries for the fiscal years ended April 30, 1999, 2000 and 2001, including balance sheets, income and cash flow statements audited by independent public accountants of recognized national standing and prepared in conformity with GAAP and such other financial information as the Administrative Agent may reasonably request.

(iv) There shall not have occurred a material adverse change since April 30, 2001 in the business, assets, liabilities (actual or contingent), operations, condition (financial or otherwise) or prospects of the Borrower and its subsidiaries taken as whole (a “Material Adverse Change”).

(v) The absence of any action, suit, investigation or proceeding pending or threatened in any court or before any arbitrator or governmental authority that (a) would reasonably be expected to be adversely determined, and if so adversely determined, would affect the Borrower, PUBCO or its subsidiaries in any respect that could reasonably be expected to result in a Material Adverse Change, or (b) purports to challenge any transaction contemplated hereby or (c) would materially and adversely affect the ability of the Borrower, PUBCO and its subsidiaries to perform their respective obligations under the documentation for the Senior Credit Facility.

(vi) If obtained, receipt of a copy of a Fairness Opinion for the Transaction.

(vii) Receipt and review, with results reasonably satisfactory to the Administrative Agent, of a field exam by the Administrative Agent’s internal audit staff, of the Borrower’s receivables and inventories.

(viii) Within 90 days of Closing, Borrower shall enter into an interest rate hedging agreement on terms and conditions reasonably acceptable to Administrative Agent for a period of three years in an amount no less than 50% of the committed amount of the Term Facility.

(ix) The Maximum Leverage Ratio both before and after giving effect to all advances on the closing date shall not exceed 2.25 to 1.00.

CONDITIONS PRECEDENT TO ALL LOANS:	Usual and customary for transactions of this type, to include without limitation: (i) all representations and warranties are true and correct in all material respects as of the date of each loan, and (ii) no event of default under the Senior Credit Facility or incipient default has occurred and is continuing, or would result from such loan.

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Confidential	Ranger Merger Corporation

REPRESENTATIONS AND WARRANTIES:	Usual and customary for transactions of this type (with customary exceptions and qualifications), to include without limitation: (i) corporate existence and status; (ii) corporate power and authority/enforceability; (iii) no violation of law or contracts or organizational documents; (iv) no material litigation; (v) correctness of specified financial statements and no material adverse change; (vi) no required governmental or third party approvals; (vii) use of proceeds/compliance with margin regulations; (viii) status under Investment Company Act; (ix) ERISA matters; (x) environmental matters; (xi) payment of taxes; and (xii) accuracy of disclosure and (xiii) perfected liens and security interests.

COVENANTS:	Usual and customary for transactions of this type (with customary exceptions and qualifications), to include without limitation: (i) delivery of financial statements and other reports; (ii) delivery of compliance certificates; (iii) delivery of notices of default, material litigation and material governmental and environmental proceedings; (iv) compliance with laws (including environmental laws and ERISA matters) and material contractual obligations; (v) payment of taxes; (vi) maintenance of insurance; (vii) limitation on liens; (viii) limitation on mergers, consolidations and sales of assets; (ix) limitation on incurrence of debt; (x) limitation on stock redemptions with a basket to be agreed and the redemption and/or prepayment of subordinated debt (if any); (xi) limitation on investments (including loans and advances) and acquisitions; (xii) limitation on net deferred compensation payments with a basket of $25 million over the life of the Senior Credit Facility of which no more than 50% of such amount may be paid in any one year; and (xiii) limitation on transactions with affiliates.

Financial covenants to include (but not be limited to):

- Maintenance on a rolling four quarter basis of a Maximum Leverage Ratio (total funded debt/EBITDA) of 2.75x, with step-downs to be agreed upon.

- Maintenance on a rolling four quarter basis of a Minimum Fixed Charge Coverage Ratio (EBITDA less capital expenditures less cash taxes)/(cash interest expense plus scheduled principal repayments plus net scheduled deferred compensation payments plus dividends).

- Maintenance at all times of a Minimum Asset Coverage Ratio (Domestic accounts receivable, inventory and net PP&E/total funded debt).

EVENTS OF DEFAULT:	Usual and customary in transactions of this type, to include without limitation: (i) nonpayment of principal, interest, fees or other amounts, (ii) violation of covenants (with cure periods as applicable), (iii) material inaccuracy of representations and warranties, (iv) cross-default to other material indebtedness, (v) bankruptcy and other insolvency events, (vi) material judgments, (vii) ERISA matters, (viii) actual or asserted invalidity of any loan documentation, and (ix) change of control.

Page 5	October 16, 2001

Confidential	Ranger Merger Corporation

ASSIGNMENTS AND PARTICIPATIONS:	Each Lender will be permitted to make assignments in minimum amounts of $5,000,000 to other financial institutions approved by the Borrower (so long as no event of default under the Senior Credit Facility or incipient default has occurred and is continuing) and the Administrative Agent, which approval of Borrower shall not be unreasonably withheld. Lenders will be permitted to sell participations with voting rights limited to significant matters such as changes in amount, rate and maturity date and releases of all or substantially all of the collateral and the Guarantors. An assignment fee of $3,500 shall be payable to the Administrative Agent upon the effectiveness of any such assignment (including, but not limited to, an assignment by a Lender to another Lender).

WAIVERS AND AMENDMENTS:	Amendments and waivers of the provisions of the loan agreement and other definitive credit documentation will require the approval of Lenders holding loans and commitments representing more than 50% of the aggregate amount of loans and commitments under the Senior Credit Facility, except that the consent of all of the Lenders affected thereby shall be required with respect to (a) increases in the commitment of such Lenders, (b) reductions of principal, interest or fees, (c) extensions of scheduled maturities or times for payment, and (d) releases of all or substantially all of the collateral and the Guarantors.

INDEMNIFICATION:	The Borrower shall indemnify the Administrative Agent, BAS and the Lenders and their respective affiliates from and against all losses, liabilities, claims, damages or expenses arising out of or relating to the Senior Credit Facility, the Borrower’s use of loan proceeds or the commitments, including, but not limited to, reasonable attorneys’ fees and settlement costs, as more particularly described in the definitive Senior Credit Facility documentation (with customary exceptions for gross negligence and willful misconduct but to expressly include liabilities arising out of negligence). This indemnification shall survive and continue for the benefit of the indemnitees at all times after the Borrower’s acceptance of the Lenders’ commitments for the Senior Credit Facility, notwithstanding any failure of the Senior Credit Facility to close.

GOVERNING LAW:	State of Texas.

PRICING/FEES/EXPENSES:	As set forth in Addendum I.

OTHER:	This Summary of Indicative Terms and Conditions (“Summary of Terms”) is intended as an outline of certain of the material terms of the Senior Credit Facility and does not purport to summarize all of the conditions, covenants, representations warranties and other provisions which would be contained in definitive documentation for the Senior Credit Facility.

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Confidential	Ranger Merger Corporation

ADDENDUM I
PRICING, FEES AND EXPENSES

COMMITMENT FEE:	The Borrower will pay a fee (the “Commitment Fee”), determined in accordance with a Performance Pricing grid as outlined below under “Interest Rates”, on the unused portion of each Lender’s share of the Senior Credit Facility. The Commitment Fee is payable quarterly in arrears commencing upon Closing. The initial Commitment Fee will be 0.375%.

Swing Line Loans will not be deemed to be utilization for purposes of calculating the Commitment Fee.

INTEREST RATES:	The Senior Credit Facility shall bear interest at a rate equal to LIBOR plus the Applicable Margin or the Alternate Base Rate (to be defined as the higher of (i) the Bank of America prime rate and (ii) the Federal Funds rate plus 0.50%) plus the Applicable Margin. The initial Applicable Margin for all LIBOR loans will be 1.75% and subject to change after the first measurement date. The Applicable Margin in each case shall be determined in accordance with the Performance Pricing grid as outlined below:

Funded Debt to	Commitment Fee	Applicable Margin for	Applicable Margin for
EBITDA Ratio		LIBOR Loans	Base Rate Loans

Greater than 2.50x	50.0 bps	225 bps	75 bps

Less than or equal to	50.0 bps	200 bps	50 bps

2.50x but greater than 2.00x

Less than or equal to	37.5 bps	175 bps	25 bps

2.00x but greater than 1.50x

Less than or equal to	30.0 bps	150 bps	0 bps

1.50x but greater than 1.00x

Less than or equal to	25.0 bps	125 bps	0 bps

1.00x

Each Swing Line Loan shall bear interest at the Alternate Base Rate.

The Borrower may select interest periods of 1, 2, 3 or 6 months for LIBOR loans, subject to availability. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly.

A default rate shall apply on all loans in the event of default under the Senior Credit Facility at a rate per annum of 2% above the applicable interest rate (if demanded by Required Lenders)

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Confidential	Ranger Merger Corporation

CALCULATION OF INTEREST AND FEES:	Other than calculations in respect of interest at the Bank of America prime rate (which shall be made on the basis of actual number of days elapsed in a 365/366 day year), all calculations of interest and fees shall be made on the basis of actual number of days elapsed in a 360 day year.

COST AND YIELD PROTECTION:	Customary for transactions and facilities of this type, including, without limitation, in respect of customary breakage or redeployment costs incurred in connection with prepayments of LIBOR loans, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes.

EXPENSES:	The Borrower will pay all reasonable costs and expenses associated with the preparation, due diligence, administration, syndication and enforcement of all documentation executed in connection with the Senior Credit Facility, including, without limitation, the reasonable legal fees of counsel to the Administrative Agent and BAS, regardless of whether or not the Senior Credit Facility is closed. The Borrower will also pay the reasonable expenses of each Lender in connection with the enforcement of any loan documentation for the Facility.

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December 10, 2001

Ranger Holding LLC
Ranger Merger Corporation
P.O. Box 152170
2727 Chemsearch Boulevard
Irving, Texas 75015

Attention: Mr. Irvin Levy

Re:	Commitment Letter, dated as of October 16, 2001, among Ranger Merger Corporation, Ranger Holding LLC, Bank of America, N.A. and Banc of America Securities LLC, as amended by that certain letter dated November 8, 2001 (said Commitment Letter, as amended, the “Commitment Letter”; capitalized terms used herein and not defined herein shall have the meaning given to them in the Commitment Letter)

Gentlemen:

         This letter (a) is an amendment and supplement to the Commitment Letter and (b) will serve as notice to you that Bank of America and BAS will not have completed their due diligence with respect to the item specified below by December 10, 2001.

         In order to afford Bank of America and BAS additional time to complete the due diligence item set forth below, you agree that the references to “December 10, 2001” in clause (b) of the first paragraph on page 2 of the Commitment Letter shall be hereby amended to refer to “December 12, 2001”.  The due diligence item that remains to be completed is as follows:

         Review of revised Environmental Review of NCH Corporation prepared by ENVIRON Corporation.

         Except with respect to the item specified above, Bank of Americas and BAS are satisfied with the results of its due diligence to date.

         Except as specifically set forth above, the terms and provisions of the Commitment Letter and the Summary of Terms shall remain in full force and effect.

Ranger Holding LLC
Ranger Merger Corporation
December 10, 2001

         Please evidence your agreement to the amendments to the Commitment Letter provided herein by signing where indicated below.

Very truly yours,

BANK OF AMERICA, N.A

By:

/s/ Jeff Susman Name: Jeff Susman

Title:

BANC OF AMERICA SECURITIES LLC

By:

/s/ Tiffany B. Rubi Name: Tiffany B. Rubi

Title:

Accepted and Agreed to as of December 10, 2001

RANGER MERGER CORPORATION

By:

/s/ Irvin L. Levy Name: Irvin L. Levy

Title: Chairman and President

RANGER HOLDING LLC

By:

/s/ Irvin L. Levy Name: Irvin L. Levy

Title: President and CEO

November 8, 2001

Ranger Holding LLC
Ranger Merger Corporation
P.O. Box 152170
2727 Chemsearch Boulevard
Irving, Texas 75015

Attention: Mr. Irvin Levy

Re:	Commitment Letter, dated as of October 16, 2001, among Ranger Merger Corporation, Ranger Holding LLC, Bank of America, N.A. and Banc of America Securities LLC (the “Commitment Letter”; capitalized terms used herein and not defined herein shall have the meaning given to them in the Commitment Letter)

Gentlemen:

         This letter (a) is an amendment and supplement to the Commitment Letter and Summary of Terms and (b) will serve as notice to you that Bank of America and BAS will not have completed their due diligence with respect to the items specified below by November 9, 2001.

         In order to accommodate the potential for a later closing of the Transaction, you agree that the reference to “January 31, 2002” in the last sentence of the penultimate paragraph on page 3 of the Commitment Letter shall be amended to refer to “March 15, 2002”.

         In addition, in order to afford Bank of America and BAS additional time to complete the due diligence items set forth below, you agree that the references to “November 9, 2001” in clause (b) of the first paragraph on page 2 of the Commitment Letter shall be hereby amended to refer to “December 10, 2001”. The due diligence items that remain to be completed are as follows:

1.	Receipt of environmental Phase I Reports on PUBCO’s and subsidiaries’ primary operating facilities dated within twelve months of the date hereof.

2.	Completion of PUBCO’s and subsidiaries’ customer interviews (approximately 3 to 4 customers per division).

         Except with respect to the items specified above, Bank of America and BAS are satisfied with the results of its due diligence to date.

Ranger Holding LLC
Ranger Merger Corporation
November 8, 2001

         The Summary of Terms is hereby amended by amending clause (iii) of the Conditions Precedent to Closing as follows:

(iii)	Receipt and reasonably satisfactory review by the Administrative Agent of the consolidated financial statements of PUBCO and its subsidiaries for the fiscal years ended April 30, 1999, 2000 and 2001 and for the fiscal quarter ended October 31, 2001, including balance sheets, income and cash flow statements audited (with respect to the annual statements) by independent public accountants of recognized national standing and prepared in conformity with GAAP and such other financial information as the Administrative Agent may reasonably request.

         Except as specifically set forth above, the terms and provisions of the Commitment Letter and the Summary of Terms shall remain in full force and effect.

         Please evidence your agreement to the amendments to the Commitment Letter and the Summary of Terms provided herein by signing where indicated below.

Remainder of Page Left Intentionally Blank

Ranger Holding LLC
Ranger Merger Corporation
November 8, 2001

Very truly yours,

BANK OF AMERICA, N.A

By:

/s/ Jeff Susman Name: Jeff Susman

Title:

BANC OF AMERICA SECURITIES LLC

By:

/s/ Gary Kahn Name: Gary Kahn

Title:

Accepted and Agreed to as of November 8, 2001:

RANGER MERGER CORPORATION

By:

/s/ Irvin L. Levy Name: Irvin L. Levy

Title: Chairman and President

RANGER HOLDING LLC

By:

/s/ Irvin L. Levy Name: Irvin L. Levy

Title: President and CEO